Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

STELLARONE CORPORATION

The following table presents the calculation of the earnings to fixed charges:

	Nine Months Ended September 30		Years Ended December 31,
(In thousands, except per share data)	2008	2007	2007	2006	2005	2004	2003
Net income before income taxes	$14,968	$18,199	$23,855	$27,962	$26,574	$21,768	$18,541

Interest on deposits	$35,501	$24,008	$31,551	$28,496	$20,408	$17,859	$18,434
Interest on borrowings and long-term debt	7,133	6,859	9,584	6,787	3,263	1,585	789
Interest expense embedded in rental expense on long-term leases	318	187	255	199	190	184	134

Total fixed charges, including interest on deposits	$42,952	$31,054	$41,390	$35,482	$23,861	$19,628	$19,357

Total fixed charges, excluding interest on deposits	$7,451	$7,046	$9,839	$6,986	$3,453	$1,769	$923

Ratio of Earnings to Fixed Charges and Preferred Dividends
Including interest on Deposits	1.35	1.59	1.58	1.79	2.11	2.11	1.96
Excluding interest on Deposits	3.01	3.58	3.42	5.00	8.70	13.31	21.09